LDK Solar Co., Ltd. Hi-Tech Industrial Park Xinyu City, Jiangxi Province China 338032

December 10, 2013

Joseph McCann, reviewing attorney

Tim Buchmiller, reviewing attorney

Amanda Ravitz, Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE.

Washington, DC 20549

United States of America

Re:	LDK Solar Co., Ltd.
Form 20-F for the fiscal year ended December 31, 2012
Filed May 13, 2013
File No. 001-33464

Dear Messrs. McCann and Buchmiller and Ms. Ravitz:

This is in response to the Staff’s comment letter of November 26, 2013 relating to our annual report on Form 20-F for the fiscal year ended December 31, 2012 filed on May 13, 2013. For your convenience, we have included your comments in this response letter in italicized form and keyed our responses accordingly.

We are operating with a significant working capital deficit … page 9

1. We refer to your disclosure on page 105 regarding your liquidity plan and your disclosure that you have successfully negotiated renewals of some of your indebtedness with banks and financial institutions based in China. Given your risk factor disclosure that you may be unable to successfully renew outstanding loans in the future, please tell us and disclose in future filings as appropriate what portion of your indebtedness has been renegotiated and what portion of your indebtedness will need to be renegotiated in the future. With respect to the portion of your indebtedness that needs to be renegotiated with institutions that have not previously renegotiated your indebtedness, please tell us if there are any known differences in the factors that those institutions may consider when renegotiating your indebtedness as compared to the factors that the banks and institutions who have already agreed to renew your indebtedness took into consideration when they agreed to renegotiate your indebtedness.

We respectfully advise the Staff that, as disclosed on page 105 of our Annual Report on Form 20-F for the fiscal year ended December 31, 2012, from the period from January 1, 2013 to March 31, 2013, we successfully negotiated with banks and financial institutions in China to renew short-term borrowings in the aggregate principal amount of US$1,112.8 million. This amount represented approximately 99% of our total outstanding short-term indebtedness that fell due during the period from January 1, 2013 to March 31, 2013.

LDK Solar Co., Ltd. Hi-Tech Industrial Park Xinyu City, Jiangxi Province China 338032

The total short-term indebtedness remaining to be negotiated amounts to an aggregate principal amount of US$10.0 million, representing approximately 1% of our total outstanding short-term indebtedness that fell due from the period from January 1, 2013 to March 31, 2013. Of this amount, (i) US$3.8 million was repaid to the lenders with either short-term bank deposits or proceeds from the sales of solar power projects, and (ii) US$6.2 million of trade financing was subsequently renegotiated for a delay as agreed with the respective lenders. As the terms of our short-term indebtedness range from a period of a few months to 12 months, we are engaged in ongoing discussions with our banks and financial institutions to continue to renew or extend our short-term indebtedness as such indebtedness becomes due. In our future filings, we will expand our disclosure of renegotiated short-term indebtedness to clarify the proportion of short-term indebtedness that has been renegotiated as compared to the proportion that remains subject to further negotiation.

As the internal policies, procedures and considerations of our banks and financial institutions are not fully disclosed to us and may differ significantly among such lenders, we respectfully submit that we are unable to speculate as to any differences in the factors that banks and financial institutions that have already agreed to renew our indebtedness took into consideration as compared to factors that the banks and institutions that have not yet agreed to renew our indebtedness may consider in such negotiations. But as we have disclosed in the previous paragraph, the aggregate outstanding amount of short-term indebtedness that might be subject to such discrepancies was not material during the relevant time.

2. We also note your disclosure in this risk factor that you are restricted from incurring additional indebtedness under your 2014 Notes. However, we also see from footnote 16 to your financial statements that you entered into a supplemental indenture on December 24, 2012 that allows you to incur additional indebtedness subject to various terms and conditions. Please tell us, and confirm that your future filings, as applicable, will indicate, whether you are in compliance with the existing terms of the 2014 Notes for any additional financings that you have undertaken, such as the recent financing described in your Form 6-K filed on November 22, 2013.

We respectfully advise the Staff that, as described in our Annual Report on Form 20-F for the fiscal year ended December 31, 2012, pursuant to our consent solicitation statement dated December 14, 2012, we sought and obtained consent from holders of the 2014 Notes to various amendments to the indenture governing such notes. The “Limitation on Indebtedness and Preferred Stock” covenant in the indenture governing the 2014 Notes, as so amended and supplemented following our consent solicitation, now provides us with flexibility to incur up to US$350.0 million in indebtedness to fund the ramp up of our production of polysilicon, solar wafers, cells and modules. Such production financing indebtedness is subject to limits on the maximum aggregate amount that we can incur and remain outstanding for each business line and during each quarter, as set forth in the indenture governing the 2014 Notes, as so amended and supplemented. The section entitled “Item 5—Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Working Capital Deficit” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2012 contains details of key amendments we obtained pursuant to the consent solicitation, including the additional US$350.0 million for production financing.

The indenture governing the 2014 Notes, as amended and supplemented following our consent solicitation, also allows us flexibility in classifying, and from time to time, reclassifying, categories of indebtedness for purposes of determining compliance with the “Limitation on Indebtedness and Preferred Stock” covenant. Based on our current classification, the new onshore credit facility framework agreement entered into on November 11, 2013 in the aggregate principal amount of Rmb 1.56 billion, or approximately US$255.0 million, would be incurred as a part of the US$350.0 million currently permitted under the indenture governing the 2014 Notes, as so amended and supplemented.

LDK Solar Co., Ltd. Hi-Tech Industrial Park Xinyu City, Jiangxi Province China 338032

We would also confirm to the Staff that, in compliance with our obligations under U.S. securities laws and the NYSE Listed Company Manual, we will continue to make appropriate disclosures in our future filings with respect to any material financing or restructuring transactions.

Should you have any questions or wish to discuss the foregoing, please contact Jack Lai (Chief Financial Officer) at (1) 408 245 0858.

Sincerely,

/s/ Xingxue Tong
Name:	Xingxue Tong
Title:	President & Chief Executive Officer

/s/ Jack Lai
Name:	Jack Lai
Title:	Chief Financial Officer

Cc:	H. Timothy Li (Sidley Austin LLP)